September 11, 2017

VIA EDGAR

Mr. Trace Rakestraw
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Variable Portfolios, Inc. (the “Registrant”) (File Nos. 033-14567; 811-05188)

Dear Mr. Rakestraw:

Please find below our response to your comment that we discussed on August 16, 2017, regarding Post-Effective Amendment No. 71 to the Registrant’s registration statement filed on July 5, 2017 for the purpose of adding Class Y shares to the VP Capital Appreciation Fund (the “Fund”). For your convenience, we restate your comment prior to our response.

1.	Comment: Is the fee waiver subject to recoupment?

Response: No.

2.	Comment: Confirm that the fee waiver cannot be changed.

Response: The fee waiver cannot be changed without the prior approval of the Board of Directors.

3.      Comment: Consider deleting the second sentence in the Fund Performance section.

Response: The comment has been incorporated.

If you have any questions with regard to the above responses, please contact Giles Walsh at giles_walsh@americancentury.com or 816-340-3390.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Trace Rakestraw
September 11, 2017

Sincerely,

/s/ Giles Walsh
Giles Walsh
Corporate Counsel